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Exhibit 7c:

        For Protective's Premiere Executive Variable Life product:

Generali USA Life Reassurance Company (Kansas City, Missouri)
Munich American Reassurance Company (Atlanta, GA)
RGA Reinsurance Company (St. Louis, Missouri)
SCOR Life U.S. Re Insurance Company (Addison, Texas)
Security Life of Denver Insurance Company (Denver, Colorado)
Swiss Re Life & Health America Inc. (Stamford, Connecticut)

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  Exhibit 7c